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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SYNVISTA THERAPEUTICS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
87164M100

(CUSIP Number)
Scott Kislin, Esq.
General Counsel
Atticus Capital LP
767 Fifth Avenue, 12th Floor
New York, New York 10153

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87164M100	Page	2	of	8

1.	Names of Reporting Persons. Atticus Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions):

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

Delaware

	7.	Sole Voting Power

Number of		2,000,000

Shares	8.	Shared Voting Power
Beneficially by
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person With		2,000,000

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11):

43.6%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No.	87164M100	Page	3	of	8

1.	Names of Reporting Persons. Atticus Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions):

	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization:

	Guernsey

	7.	Sole Voting Power

Number of		2,000,000

Shares	8.	Shared Voting Power
Beneficially by
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		2,000,000

With	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	43.6%

14.	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	87164M100	Page	4	of	8

1.	Names of Reporting Persons. Timothy R. Barakett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions):

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization:

	Canada

	7.	Sole Voting Power

Number of		2,000,000

Shares	8.	Shared Voting Power
Beneficially by
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		2,000,000

With	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	43.6%

14.	Type of Reporting Person (See Instructions)

	HC, IN

     This is Amendment No. 1 to the Schedule 13D previously filed on August 20, 2007 by (i) Atticus Holdings LP (“Atticus Holdings”), a Delaware limited partnership formerly known as Atticus Capital LP, (ii) Atticus Management LLC, and (iii) Mr. Timothy R. Barakett (“Mr. Barakett” and, together with Atticus Holdings and Atticus Management LLC, the “Former Reporting Persons”) with respect to 2,000,000 shares (the “Shares”) of common stock, par value $0.01 per share, of Synvista Therapeutics, Inc. (the “Company”).
     This Amendment No. 1 is being filed by Atticus Capital LP, Atticus Management Limited and Mr. Barakett.
Item 2. Identity and Background
Item 2 is amended and restated in its entirety as follows:
     (a), (b) and (c) This statement is being filed by Atticus Capital LP, a newly-formed Delaware limited partnership (“New Atticus Capital”), Atticus Management Limited, a Guernsey company (“Atticus Management”) and Mr. Barakett (collectively with New Atticus Capital and Atticus Management, the “Reporting Persons”). The address of the principal business and principal office of each of New Atticus Capital and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, NY 10153. The address of the principal business and principal office of Atticus Management is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.
     Effective January 1, 2008, the Former Reporting Persons completed an internal reorganization of certain affiliated entities (including Atticus Holdings and Atticus Management LLC), as a result of which the Reporting Persons may be deemed to have become beneficial owners of the Shares. Following such reorganization, Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Management LLC, a Delaware limited liability company. Atticus Management LLC is the sole general partner of Atticus Holdings. Atticus Holdings is the Managing Member of Atticus Capital Holdings LLC, a Delaware limited liability company. Atticus Capital Holdings LLC is the General Partner of Atticus LP Incorporated, a Guernsey limited partnership. Atticus LP Incorporated is the general partner of New Atticus Capital and controls Atticus Management. Atticus Capital and Atticus Management, together with certain of its affiliated entities (collectively, the “Atticus Entities”), act as adviser for various investment funds (the “Funds”) and managed accounts (the “Accounts”).
     (d) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Barakett is a citizen of Canada.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is supplemented by adding the following at the end thereof:
     In connection with the internal reorganization of the Former Reporting Persons as described in Item 2 and pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a new Joint Filing Agreement attached hereto as Exhibit 7, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.
Item 7. Material to Be Filed as Exhibits
Item 7 is supplemented by adding the following at the end thereof:

Exhibit 7	Joint Filing Agreement of the Reporting Persons, dated January 3, 2008.

Exhibit 8	Power of Attorney, dated December 28, 2007.

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Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2007

ATTICUS CAPITAL LP

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett Chairman and Chief Executive Officer

ATTICUS MANAGEMENT LIMITED

By:	/s/ Dennis Bertron

Dennis Bertron
Attorney-in-Fact

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

*	by Dennis Bertron, attorney-in-fact

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